Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 4, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9956
FTP Strategic Fixed Income ETF, Series 5
(the “Trust”)
CIK No. 1896692 File No. 333-262703

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       Please revise the “Additional Portfolio Contents” section to state, for example, “The Trust’s investments include floating-rate securities.…”

Response:        The Trust respectfully declines to revise the disclosure under the “Additional Portfolio Contents” section. The Trust does not invest directly in floating-rate securities, but rather has exposure to floating-rate securities through its investments in Funds that invest in floating-rate securities. Therefore, the Trust believes the language as currently written is adequate for investor comprehension.

Risk Factors

2.       Please revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       The Trust will revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” in accordance with the Staff’s comment.

3.       Please add risk disclosure regarding ultra-short maturity bonds.

Response:       The Trust believes that the “Limited Duration Bonds” risk disclosure sufficiently describes the risks associated with investing in ultra-short maturity bonds and respectfully declines to add any additional disclosure.

4.       If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure to the Trust’s prospectus.

Response:       If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon